UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 434,231
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 434,231
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 434,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,512
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 309,512
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,391
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,391
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 558,629
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 558,629
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,043
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 245,043
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,670,733
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,670,733
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,693,356
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,693,356
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,693,356
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,693,356
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,693,356
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,693,356
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,693,356
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,693,356
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,693,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Scopia PX LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(ii)	Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(iii)	Scopia Health Care LLC, a Delaware limited liability company (“Scopia Health”), with respect to the Shares directly and beneficially owned by it;

(iv)	Scopia Windmill Fund LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(v)	Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

(vi)	Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(vii)	Scopia Health Care International Master Fund LP, a Bermuda limited partnership (“Scopia Health International”), with respect to the Shares directly and beneficially owned by it;

(viii)
Scopia Capital GP LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia PX, Scopia Partners and Scopia Health, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International;

(ix)
Scopia Capital Management LP, a Delaware limited partnership (“Scopia Management”), as the Investment Manager of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and of a certain separately managed account (the “Managed Account”);

(x)	Scopia Management, Inc., a New York corporation (“Scopia Inc.”), as the general partner of Scopia Management;

(xi)	Matthew Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.; and

(xii)	Jeremy Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

CUSIP NO. 207410101

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia Capital, Scopia Management, Scopia Inc. and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International, Scopia PX International and Scopia Health International is c/o Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

 (c)           The principal business of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia PX, Scopia Partners and Scopia Health, and as the general partner of each of Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International.  Scopia Management provides investment advisory and management services and acts as the Investment Manager of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and of the Managed Account.  Each of Messrs. Sirovich and Mindich serve as a Managing Member of Scopia Capital and Managing Director of Scopia Inc.

 (d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Sirovich and Mindich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 434,231 Shares beneficially owned by Scopia PX is approximately $16,613,994, excluding brokerage commissions.

The aggregate purchase price of the 12,261 Shares beneficially owned by Scopia Partners is approximately $469,115, excluding brokerage commissions.

CUSIP NO. 207410101

The aggregate purchase price of the 33,666 Shares beneficially owned by Scopia Health is approximately $1,288,085, excluding brokerage commissions.

The aggregate purchase price of the 309,512 Shares beneficially owned by Scopia Windmill is approximately $11,842,153, excluding brokerage commissions.

The aggregate purchase price of the 77,391 Shares beneficially owned by Scopia International is approximately $2,961,036, excluding brokerage commissions.

The aggregate purchase price of the 558,629 Shares beneficially owned by Scopia PX International is approximately $21,373,549, excluding brokerage commissions.

The aggregate purchase price of the 245,043 Shares beneficially owned by Scopia Health International is approximately $9,375,522, excluding brokerage commissions.

The aggregate purchase price of the 22,623 Shares held in the Managed Account is approximately $865,572, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (d) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,712,715 Shares outstanding as of February 15, 2016, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016.

A.	Scopia PX

(a)	As of the close of business on February 22, 2016, Scopia PX beneficially owned 434,231 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 434,231
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 434,231
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia Partners

(a)	As of the close of business on February 22, 2016, Scopia Partners beneficially owned 12,261 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,261
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,261
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

C.	Scopia Health

(a)	As of the close of business on February 22, 2016, Scopia Health beneficially owned 33,666 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 33,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,666
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Health since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Windmill

(a)	As of the close of business on February 22, 2016, Scopia Windmill beneficially owned 309,512 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 309,512
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,512
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia International

(a)	As of the close of business on February 22, 2016, Scopia International beneficially owned 77,391 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77,391
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 77,391
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

F.	Scopia PX International

(a)	As of the close of business on February 22, 2016, Scopia PX International beneficially owned 558,629 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 558,629
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 558,629
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.           Scopia Health International

(a)	As of the close of business on February 22, 2016, Scopia Health International beneficially owned 245,043 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 245,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 245,043
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Health International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia PX, Scopia Partners and Scopia Health, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International, may be deemed the beneficial owner of the: (i)  434,231 Shares owned by Scopia PX; (ii) 12,261 Shares owned by Scopia Partners; (iii) 33,666 Shares owned by Scopia Health; (iv)  309,512 Shares owned by Scopia Windmill; (v) 77,391 Shares owned by Scopia International; (vi) 558,629 Shares owned by Scopia PX International; and (vii) 245,043 Shares owned by Scopia Health International.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 1,670,733
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,670,733
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

I.	Scopia Management

(a)
As of the close of business on February 22, 2016, 22,623 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and the Managed Account, may be deemed the beneficial owner of the: (i)  434,231 Shares owned by Scopia PX; (ii) 12,261 Shares owned by Scopia Partners; (iii) 33,666 Shares owned by Scopia Health; (iv)  309,512 Shares owned by Scopia Windmill; (v) 77,391 Shares owned by Scopia International; (vi) 558,629 Shares owned by Scopia PX International; (vii) 245,043 Shares owned by Scopia Health International; and (viii)  22,623 Shares held in the Managed Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,693,356
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,693,356
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i)  434,231 Shares owned by Scopia PX; (ii) 12,261 Shares owned by Scopia Partners; (iii) 33,666 Shares owned by Scopia Health; (iv)  309,512 Shares owned by Scopia Windmill; (v) 77,391 Shares owned by Scopia International; (vi) 558,629 Shares owned by Scopia PX International; (vii) 245,043 Shares owned by Scopia Health International; and (viii)  22,623 Shares held in the Managed Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 1,693,356
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,693,356
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  434,231 Shares owned by Scopia PX; (ii) 12,261 Shares owned by Scopia Partners; (iii) 33,666 Shares owned by Scopia Health; (iv)  309,512 Shares owned by Scopia Windmill; (v) 77,391 Shares owned by Scopia International; (vi) 558,629 Shares owned by Scopia PX International; (vii) 245,043 Shares owned by Scopia Health International; and (viii)  22,623 Shares held in the Managed Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,693,356
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,693,356

CUSIP NO. 207410101

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  434,231 Shares owned by Scopia PX; (ii) 12,261 Shares owned by Scopia Partners; (iii) 33,666 Shares owned by Scopia Health; (iv)  309,512 Shares owned by Scopia Windmill; (v) 77,391 Shares owned by Scopia International; (vi) 558,629 Shares owned by Scopia PX International; (vii) 245,043 Shares owned by Scopia Health International; and (viii)  22,623 Shares held in the Managed Account.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,693,356
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,693,356

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 23, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated February 23, 2016.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2016

SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA HEALTH CARE LLC SCOPIA WINDMILL FUND LP	SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

By:	Scopia Capital Management LP
Investment Manager

By:	Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 207410101

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA PX LLC

Purchase of Common Stock*	418,193	38.2821	02/19/2016
Purchase of Common Stock	12,819	37.6534	02/19/2016
Purchase of Common Stock	3,219	37.9028	02/22/2016

SCOPIA PARTNERS LLC

Purchase of Common Stock*	11,808	38.2821	02/19/2016
Purchase of Common Stock	362	37.6534	02/19/2016
Purchase of Common Stock	91	37.9028	02/22/2016

SCOPIA HEALTH CARE LLC

Purchase of Common Stock*	32,422	38.2821	02/19/2016
Purchase of Common Stock	994	37.6534	02/19/2016
Purchase of Common Stock	250	37.9028	02/22/2016

SCOPIA WINDMILL FUND LP

Purchase of Common Stock*	298,077	38.2821	02/19/2016
Purchase of Common Stock	9,140	37.6534	02/19/2016
Purchase of Common Stock	2,295	37.9028	02/22/2016

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock*	74,532	38.2821	02/19/2016
Purchase of Common Stock	2,285	37.6534	02/19/2016
Purchase of Common Stock	574	37.9028	02/22/2016

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock*	537,991	38.2821	02/19/2016
Purchase of Common Stock	16,496	37.6534	02/19/2016
Purchase of Common Stock	4,142	37.9028	02/22/2016

SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

Purchase of Common Stock*	235,990	38.2821	02/19/2016
Purchase of Common Stock	7,236	37.6534	02/19/2016
Purchase of Common Stock	1,817	37.9028	02/22/2016

* Acquired from Coppersmith Capital Management, LLC pursuant to the Letter Agreement as defined and described in the initial Schedule 13D.

CUSIP NO. 207410101

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock*	21,787	38.2821	02/19/2016
Purchase of Common Stock	668	37.6534	02/19/2016
Purchase of Common Stock	168	37.9028	02/22/2016

* Acquired from Coppersmith Capital Management, LLC pursuant to the Letter Agreement as defined and described in the initial Schedule 13D.